UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 29, 2008

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

Dr. Xiaowei Chen, President and Executive Director of the Board of Directors
of China.com Inc. (“China.com”) and President of CDC Games Corporation (“CDC
Games”), a subsidiaries of CDC Corporation, resigned from her positions with
China.com and CDC Games for personal reasons.

Exhibit  Description

1.01     Press release dated January 29, 2008
         CDC Software Acquires Remaining 49 Percent of Supply Chain Management
         Subsidiary, IMI

1.02     Press release dated February 4, 2008
         CDC Games Increases Investment in Leading 3G Content Provider in Japan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: February 5, 2008	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.01	Press release dated January 29, 2008 -- CDC Software Acquires Remaining 49 Percent of Supply Chain Management Subsidiary, IMI
1.02	Press release dated February 4, 2008 -- CDC Games Increases Investment in Leading 3G Content Provider in Japan